EXHIBIT 99.1

Osisko Enters into Agreement to Acquire a Cash-Flowing Silver Stream on the High-Grade CSA Mine

MONTRÉAL, March 17, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that its wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”), has entered into a binding agreement with Metals Acquisition Corp. (“MAC”) (MTAL: NYSE) with respect to a US$90 million silver stream (the “Silver Stream”) to facilitate MAC’s acquisition of the producing CSA mine in New South Wales, Australia (“CSA” or the “Mine”). MAC announced today that it has entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the “Acquisition Transaction”).  OBL has also provided MAC with an option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream, subject to the parties finalizing definitive terms and conditions.

“We are excited to partner with MAC on the acquisition of the CSA mine,” said Sandeep Singh, President and Chief Executive Officer of Osisko. “The acquisition of a silver stream on CSA meets all of Osisko’s stringent acquisition criteria. The stream will provide long-life precious metals cash flow in a top tier jurisdiction at an attractive return. CSA has a long mine life and a tremendous history of reserve replacement with significant further upside. Near-term opportunities to extend the already-long mine life and optimize production have already been identified.

We are pleased to have supported, on a bilateral basis, a team of the caliber of MAC’s, and look forward to the conclusion of this transaction and further developing our meaningful relationship. Lastly, the copper stream funding alternative provides additional value potential to Osisko and funding alternatives to MAC as they go through their SPAC closing process.”

TRANSACTION HIGHLIGHTS

  Immediately Enhances Osisko’s Cash Flow
    100% of payable silver delivered to OBL for the life of the Mine, with ongoing payments equal to 4% of the spot silver price at the time of delivery
    2019-2021 average annual payable silver production of ~431koz, or ~5,600 gold equivalent ounces annually1
  Exposure to Premium Copper Asset in a Tier 1 Mining Jurisdiction
    One of the highest grade copper mines in Australia with a multi-decade operating history of consistent production
    Track-record of reserve and resource replacement, with greater than 100% of mined reserves having been replaced since 2011
    Recent investments of approximately US$130 million to sustain and optimize operations through current mine life and beyond
  Near-Term Opportunities to Extend Mine life and Enhance Value
    MAC targeting a mine life of 15+ years from existing drill tested zones
    Significant exploration potential from both near-mine and regional targets along a highly prospective geological trend within the 350km2 property package
    Several areas identified to improve process efficiency, optimize operations and rationalize costs
    Significant resource and mine life upside by potentially lowering the cut-off grade
  Experienced Management Team with Track-Record of Creating Value for Stakeholders
    Proven Australian mining professionals with extensive mining experience and track-record of value creation for stakeholders
    Partnership opportunities on future strategic activity, as well as a right of first refusal (“ROFR”) in favour of OBL on royalties or streams on any asset owned by MAC for three years following the closing of the Acquisition Transaction

TRANSACTION DETAILS

  OBL will make an upfront cash payment to MAC of US$90 million (the “Silver Deposit”). The Silver Deposit will be payable in full on closing of the Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the Acquisition Transaction.
  OBL will be entitled to receive 100% of payable silver produced from CSA for the life of the Mine.
  OBL will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery.
  MAC and certain of its subsidiaries, including the operating subsidiary, will provide OBL with corporate guarantees and other security over their assets for its obligations under the Silver Stream, which shall be subordinated only to the senior project debt facility.
  OBL has agreed to subscribe for US$15 million in equity of MAC as part of its concurrent equity financing (the “Equity Subscription”).
  MAC will grant OBL a ROFR in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the 3rd anniversary of the closing date.
  Closing of the Silver Stream and Equity Subscription is expected in the second half of 2022, and is subject to certain conditions precedent, including, among others, closing of the Acquisition Transaction. Closing of the Acquisition Transaction is subject to, among other things, MAC shareholder’s approving the Acquisition Transaction, and certain regulatory approvals.
  OBL has also provided MAC an option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream referenced to production from CSA (the “Copper Stream Option”).  Should MAC elect to utilize any portion of the Copper Stream Option, upfront proceeds payable by OBL would be used to fund in part the purchase price payable by MAC for the Acquisition Transaction. The Copper Stream Option is subject to, among other things, the parties finalizing definitive terms and conditions.

CSA MINE OVERVIEW

CSA is a high-grade, long-life, underground copper-silver mine located approximately 12km west-northwest of the town of Cobar in New South Wales, Australia. The Mine is comprised of several mining and exploration leases covering an area of over 350km2 in a proven poly-metallic base metals province. CSA was first discovered in the 1870’s, and large scale production commenced in the mid 1960’s.

Mineralization at CSA is classified as a Cobar-style deposit, which is hosted in siltstone with defined Zn-Pb to Cu zonation and structurally controlled emplacement. Mineral reserves and resources as at December 31, 2021 are presented in Table 1 below.

Underground mining at CSA is performed using top-down, long-hole open stoping mining methods. In certain areas of narrower mineralization, the Avoca mining method is also employed. Mined ore is hauled via truck to one of two primary underground crushers, following which crushed ore is hoisted to surface via two hoisting shafts. Ore is currently sourced from multiple lodes on different mine levels up to a vertical depth of 1.75km.

On surface, ore is processed through conventional grinding, flotation and filtration circuits with a nominal capacity of 1.5Mtpa to produce a high-quality copper concentrate with significant quantities of silver. Since 2011, CSA has produced approximately 512kt of copper and 6Moz of silver. MAC is currently targeting a mine life of at least 15 years based on existing drill tested zones, with significant further upside from near-mine and regional targets.

Since 2019 the operator has invested approximately US$130 million in infrastructure to reduce costs and position the mine for future growth. Major projects included ventilation upgrades, shaft refurbishment, mill replacements, processing circuit optimization and construction of an on-site paste backfill plant. These infrastructure projects will support further mine life extensions beyond the current mine plan.

CSA is located along a highly prospective geological trend that is known to host major deposits in the Cobar region. In recent years, near-mine exploration has led to the discovery of the QTS Central orebody and the QTS South Upper orebody, and highlights the potential for additional high value deposits close to existing infrastructure (see Figure 1 below). Exploration success has led to mineral reserves increasing by approximately 31kt of contained copper since 2011, despite cumulative production of approximately 512kt of copper since that time. Drilling is ongoing on multiple mineralized lodes and an updated mineral resource estimate is expected in 2022.

On the broader CSA land package, there has been limited historical drilling completed by the operator. Recent exploration focus has been on the implementation of high-resolution geophysical surveys and structural modelling to create a sustainable exploration model in support of future drilling campaigns. Eleven prospective exploration targets have been identified for further evaluation.

CSA is the largest employer in the Cobar region, and enjoys strong relationships with local stakeholders. The company also has a number of environmental programs in place to ensure best practices are followed, and has committed to working towards reducing carbon emissions from operations through utilizing an electric mining fleet where possible and evaluating green energy alternatives.

Table 1 – Mineral Reserves & Resources (2021). Resources are reported inclusive of reserves, and are estimated according to the CIM and JORC codes. The cut-off grade for the resources and reserves is 2.5% copper. Totals may not sum due to rounding. Notes regarding the estimations can be found at the following weblink: https://www.glencore.com/investors/reports-results/reserves-and-resources?item

Category	Ore (Mt)	Cu Grade (%)	Cu Contained (kt)	Ag Grade (g/t)	Ag Contained (Moz)
Proven	4.2	4.0	168	16.4	2.1
Probable	2.6	3.6	94	14.1	1.1
Total Reserves	6.8	3.8	262	15.6	3.3

Measured	3.9	5.7	226	24	3.0
Indicated	3.5	4.9	170	20	2.2
Total Measured and Indicated	7.4	5.4	396	22	5.3
Inferred	4.0	5.4	217	20	2.6

Figure 1 – Near-Mine Exploration Potential is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/b14150ad-b0c8-487d-99fd-7e0b083189e6

For more information, please refer to MAC’s press release dated March 17, 2022 filed on EDGAR at www.sec.gov.

About Metals Acquisition Corp.

MAC was formed as a blank cheque company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with a focus on the metals and mining sector. MAC is led by a highly experienced management team and board of directors with a track record of creating value for stakeholders.

For more information, please visit MAC’s corporate website at https://www.metalsacquisition.com/.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of assets (including increase of production, and statements relating to gold equivalent ounces (“GEOs”)) of Osisko Gold Royalties Ltd (“Osisko”), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions, that all conditions precedent will be met to complete the acquisition of a silver stream on the CSA Mine, that the performance of the CSA Mine will be improved and that exploration work around the CSA Mine will increase its mine life through renewal of mineral resources and that these mineral resources will be converted into reserves. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko’s right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko’s business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: that Metal Acquisition Corp. will be successful in meeting all conditions precedent to its acquisition of the CSA Mine as well as meeting all conditions precedent to the complete the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company’s ongoing income and assets relating to determination of its “passive foreign investment company” (“PFIC”) status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and more specifically to the CSA Mine and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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1 Silver ounces are converted to gold equivalent ounces by multiplying the average payable silver ounces produced annually by the silver spot price as of March 16, 2022 and dividing by the gold spot price as of March 16, 2022.